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                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178


VIA EDGAR

March 15, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re: JAG Media Holdings, Inc.
    Amendment No. 1 to Registration Statement on Form S-4
    File No. 333-131047
    Filed on March 15, 2006

Ladies and Gentlemen:

On behalf of our client, JAG Media Holdings, Inc. (the "Company"), we are responding to the comments set forth in the comment letter from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") dated January 26, 2006 in respect to the Company's Registration Statement on Form S-4 (the "Registration Statement").

As requested by the Staff in its comment letter, we have revised the Registration Statement to include the undertakings required by Item 512(a) of Regulation S-K, and because we do not incorporate by reference subsequent filings made pursuant to the Securities Exchange Act of 1934, as amended, we have deleted the undertaking found in the first paragraph under Item 22.

Before the amended Registration Statement becomes effective, the Company will provide the SEC with a letter acknowledging that:

         o should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

         o the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission
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If you have any questions, please feel free to contact me at (212) 309-6103.


Sincerely yours,

/s/ Martina A. Brosnahan

Martina A. Brosnahan


cc: JAG Media Holdings, Inc.
    ------------------------
    Thomas J. Mazzarisi
    Stephen J. Schoepfer

    Morgan Lewis & Bockius, LLP
    ---------------------------
    W. Preston Tollinger, Jr.